

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

October 9, 2015

Via E-mail
Yehuda Shmidman
Chief Executive Officer
Singer Madeline Holdings, Inc.
c/o Sequential Brands Group, Inc.
5 Bryant Park, 30th Floor
New York, NY 10018

> **Re:** **Singer Madeline Holdings, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed September 28, 2015**
> **File No. 333-205940**

Dear Mr. Shmidman:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 25, 2015 letter.

General

1. We note your response to comment 2 and your reliance on Rule 14a-2(b)(2). As previously requested, please tell us why, given their position or relationship with the issuer, the solicitation was not made "on behalf of the registrant." Include in your analysis the facts that Mr. Sweedler is the chairman of Sequential and the co-founder of Tengram, Sequential engaged Tengram's affiliate to provide services pertaining to mergers and acquisitions pursuant to a consulting services agreement, and Sequential plans to pay Tengram's affiliate $2.5 million upon completion of the mergers.

Material U.S. Federal Income Tax Consequences of the Mergers, page 108

2. Please disclose that you will recirculate and resolicit if one or both of the tax opinions to be delivered at closing are not delivered. For guidance, see Staff Legal Bulletin No. 19 Section III.D.3.

MSLO's Reasons for the Mergers; Recommendation of the MSLO Board of Directors

Opinion of the Special Committee's Financial Advisor, page 125

3. Please revise the financial projections on page 143 to reflect the estimates used in determining the discounted cash flow analysis on page 132. Similarly, please provide the financial projections used in determining the discounted cash flow analysis on page 157.

Sequential's Reasons for the Mergers; Approval of the Sequential Board of Directors

Analysis of MSLO's Financial Value, page 155

4. Please include in the Selected Companies Analysis the calculations used to determine the median multiples used in the calculations on page 156. In addition, please provide the further breakdown in the calculation to arrive at the implied value per fully diluted share.

Opinion of Sequential's Financial Advisor – General, page 157

5. We note your response to comment 21. Please disclose in the filing the basis for Consensus' belief that shareholders cannot rely upon the opinion to support any claims against Consensus arising under applicable state law (e.g., the inclusion of an express disclaimer in Consensus' engagement letter with the company). Describe any applicable state law authority regarding the availability of such a potential defense. In the absence of applicable state law authority, disclose that the availability of such a defense will be resolved by a court of competent jurisdiction. Also disclose that resolution of the question of the availability of such a defense will have no effect on the rights and responsibilities of the board of directors under applicable state law. Further disclose that the availability of such a state law defense to Consensus would have no effect on the rights and responsibilities of either Consensus or the board of directors under the federal securities laws.

Unaudited Pro Forma Condensed Combined Balance Sheet as of June 30, 2015, page 163

6. We note the adjustment 'd' regarding the preliminary purchase price allocation of the acquisition of Joe's Jeans Licensing and recognition of goodwill in the amount of $ 27,647. We note the disclosures on page 14 and Sequential's Form 8-K filed on September 14, 2015 and September 28, 2015 indicate that Sequential entered into an asset purchase agreement and purchased certain intellectual property assets used or held

for use in Joe's Jeans' business. Tell us and disclose in detail what is acquired and how you accounted for the acquisition i.e. acquisition of assets or a business. If you concluded you acquired a business, please revise your disclosures as appropriate. If you concluded that you acquired certain intellectual property assets rather than a business, demonstrate to us how recognition of goodwill is appropriate. Refer to FASB ASC 805-50-30-3.

<u>Unaudited Pro Forma Condensed Combined Statement of Operations for the Year Ended December 31, 2014, page 165</u>

7. We note your revision to footnote (h) on page 165 of Amendment No. 1 in response to comment 16. We also note the disclosure on page F-21 in Sequential Form 10-K for the year ended December 31, 2014 that the Galaxy acquisition consideration holdback amount shall be retained by Sequential for 18 months after the consummation of the acquisition. Please tell us how you have concluded that the performance conditions for the holdback amount would have been satisfied by December 31, 2014 had the Galaxy acquisition occurred on January 1, 2014 and the inclusion of 1,375,000 held back shares is appropriate. Please revise or advise.

8. We note your response to comment 17. Please provide us with the amounts of severance costs, deal costs and contract amendment fees that were recorded by Galaxy prior to the acquisition. Please explain to us the nature of contract amendment fees and tell us how you have concluded such contract amendment fees would not be reflected in your financial statements for the year ended December 31, 2014 had the Galaxy acquisition occurred on January 1, 2014.

<u>Exhibits</u>

9. We note your response to comment 24. Pursuant to Item 601(b)(2) of Regulation S-K, please file the list with your next amendment. In addition, please file an agreement to furnish the staff with a copy of any omitted schedule upon request.

10. We note that Consensus Securities LLC's consent (included as an exhibit in your registration statement filed on July 30, 2015) stated that its consent was not to be used "in whole or in part in any registration statement (including any subsequent amendments to the Registration Statement)." Therefore, please file Consensus Securities LLC's consent for each amendment.

Sequential Brands Group, Inc.

Form 8-K filed September 28, 2015

Exhibit 99.2

Independent Auditor's Report, page F-2

11. Please direct your auditor to sign and include the firm name in the audit report. Please amend the filing to include the revised Independent Auditor's Report that complies with Rule 2-02(a) of Regulation S-X.

     You may contact Suying Li at (202) 551-3335 or Raj Rajan at (202) 551-3388 if you have questions regarding comments on the financial statements and related matters. Please contact Hillary Daniels at (202) 551-3959 or Brigitte Lippmann at (202) 551-3713 with any other questions.

                            Sincerely,

                            /s/ Pamela Howell
                            for

                            John Reynolds
                            Assistant Director
                            Office of Beverages, Apparel, and Mining

cc: Barbara L. Becker, Esq.
       Gibson, Dunn & Crutcher LLP